SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of FEBRUARY, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                 DIRECTOR SALE



Ryanair Holdings PLC today (Monday, 20th February 2006) announced that Michael Horgan, a director of the company had exercised 50,000 share options at EUR3.70 per share and sold 29,000 shares at EUR7.78.

Ends. Monday, 20th February 2006

For reference: Peter Sherrard - Ryanair   Pauline McAlester - Murray Consultants
               Tel: +353-1-8121228        Tel: +353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 February 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director